Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ANNOUNCEMENT

PROPOSED AMENDMENT TO THE ARTICLES OF ASSOCIATION

The board (the “Board”) of directors of China Southern Airlines Company Limited (the “Company”) announces that the Board convened the extraordinary meeting of the 8th session of the Board on 26 April 2018 and approved, among others, the resolution in relation to the amendment (the “Proposed Amendment”) to the Articles of Association of the Company (the “Articles of Association”) in order to reflect the change of company name of China Southern Air Holding Company (中國南方航空集團公司), being the controlling shareholder of the Company, from “China Southern Air Holding Company (中國南方航空集團公司)” to “China Southern Air Holding Limited Company (中國南方航空集團有限公司)”.

The details of the Proposed Amendment are as follows:

Article 2

Original:

“…

The Promoter of the Company is 南航集团公司 (renamed as China Southern Air Holding Company 中国南方航空集团公司).”

To be amended as:

“…

The Promoter of the Company is China Southern Air Holding Limited Company (中国南方航空集团有限公司).”

Except the clause as stated above, other clauses in the Articles of Association remain unchanged.

The Proposed Amendment are subject to the approval of the shareholders of the Company by way of a special resolution at the forthcoming annual general meeting to be held on 15 June 2018 (the “AGM”), and the obtaining of any approval, endorsement or registration (as applicable) from or with the relevant government authorities in the PRC.

A circular containing, inter alia, further details of the Proposed Amendment together with the notice of the AGM will be despatched to the shareholders of the Company as soon as practicable.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

26 April 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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